Exhibit 99.1

Vermilion Energy Inc. Announces Suspension of Monthly Dividend

CALGARY, April 15, 2020 /CNW/ - Vermilion Energy Inc. ("Vermilion", "We", "Our", "Us" or the "Company") (TSX, NYSE: VET) announces that its Board of Directors has suspended our monthly dividend until further notice.

Following the release of our revised 2020 capital budget and announced dividend reduction, we have witnessed further deterioration in near-term commodity prices as a result of the COVID-19 pandemic and resulting oil demand destruction.  In particular, growing oil inventory has decreased prompt prices for global benchmark indices and expanded regional discounts in North America.  As we have previously stated, we are attuned to evolving business conditions and are prepared to make further adjustments to all forms of cash outlays to protect Vermilion's financial position.  In view of our determination to reduce debt within the current commodity environment, we are suspending our monthly dividend until further notice following the payment of the March dividend of $0.115 previously declared for payment today.

Since the beginning of March 2020, our annualized cash outlays for capex and dividends have now been reduced by approximately $520 million.  Furthermore, we have identified approximately $30 million of additional opportunities to reduce cash expenses and will seek to identify and secure other savings.

Vermilion has a long history of paying dividends and we remain strong proponents of returning capital to shareholders.  For Vermilion, returning cash to our owners has enforced capital discipline and led us to put in place a conventional and semi-conventional asset base with low base declines and differential capability to produce free cash.  Nonetheless, financial strength remains our overriding goal, and suspension of our dividend enhances that objective.  Acting today better positions us for the economic and commodity recovery that we believe will ensue when the world economy emerges from the COVID-19 crisis.  Looking forward, Vermilion fully intends to exit this period of economic turmoil in a posture of enhanced strength to resume a capital markets model that includes returning cash to our shareholders.

About Vermilion

Vermilion is an international energy producer that seeks to create value through the acquisition, exploration, development and optimization of producing properties in North America, Europe and Australia.  Our business model emphasizes free cash flow generation and returning capital to investors when economically warranted, augmented by moderate organic production growth and value-adding acquisitions.  Vermilion is targeting growth in production primarily through the exploitation of light oil and liquids-rich natural gas semi-conventional resource plays in Canada and the United States, the exploration and development of high impact natural gas opportunities in the Netherlands and Germany, and through oil drilling and workover programs in France and Australia.  Vermilion holds a 20% working interest in the Corrib gas field in Ireland.

Vermilion's priorities are health and safety, the environment, and profitability, in that order.  Nothing is more important to us than the safety of the public and those who work with us, and the protection of our natural surroundings.  We have been recognized as a top decile performer amongst Canadian publicly listed companies in governance practices, as a Climate Leadership level (A-) performer by the CDP, and a Best Workplace in the Great Place to Work® Institute's annual rankings in Canada, the Netherlands and Germany.  In addition, Vermilion emphasizes strategic community investment in each of our operating areas.

Employees and directors hold approximately 5% of our fully diluted shares, are committed to consistently delivering superior rewards for all stakeholders, and have delivered over 20 years of market outperformance.  Vermilion trades on the Toronto Stock Exchange and the New York Stock Exchange under the symbol VET.

Disclaimer

Certain statements included in this news release may constitute forward-looking statements or information under applicable securities legislation. Such forward-looking statements or information typically contain statements with words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "propose", or similar words suggesting future outcomes or statements regarding an outlook. Forward looking statements or information in this news release may include, but are not limited to: adjustments to forms of cash outlays to protect Vermilion's financial position; opportunities for savings; economic and commodity recovery that Vermilion believes will ensue when the world economy emerges from the COVID-19 crisis; Vermilion's exit from the period of economic turmoil in a posture of enhanced strength and Vermilion's resumption of a capital markets model that includes returning cash to shareholders.

Such forward-looking statements or information are based on a number of assumptions, all or any of which may prove to be incorrect. In addition to any other assumptions identified in this document, assumptions have been made regarding, among other things: the ability of Vermilion to carry out its activities in Canada and internationally; the ability of Vermilion to market crude oil, natural gas liquids, and natural gas successfully to current and new customers; the ability of Vermilion to obtain financing on acceptable terms; foreign currency exchange rates and interest rates; future crude oil, natural gas liquids, and natural gas prices; and management's expectations relating to the timing and results of exploration and development activities.

Although Vermilion believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements or information because Vermilion can give no assurance that such expectations will prove to be correct. Forward-looking statements or information are based on current expectations, estimates, and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Vermilion and described in the forward-looking statements or information. These risks and uncertainties include, but are not limited to: economic and business conditions as a result of the COVID-19 pandemic and the resulting oil demand destruction; fluctuations in crude oil, natural gas liquids, and natural gas prices, foreign currency exchange rates and interest rates; the ability of management to execute its business plan; the risks of the oil and gas industry, both domestically and internationally; risks inherent in Vermilion's marketing operations, including credit risk; potential delays or changes in plans with respect to exploration or development projects; health, safety, and environmental risks; uncertainties as to the availability and cost of financing; the possibility that government policies or laws may change or governmental approvals may be delayed or withheld; risks associated with existing and potential future law suits and regulatory actions against Vermilion; and other risks and uncertainties described in Vermilion's other filings with Canadian securities regulatory authorities.

The forward-looking statements or information contained in this document are made as of the date hereof and Vermilion undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events, or otherwise, unless required by applicable securities laws.

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SOURCE Vermilion Energy Inc.

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%CIK: 0001293135

For further information: Anthony Marino, President & CEO; Michael Kaluza, Executive VP & COO; Lars Glemser, C.A., Vice President & CFO; and/or Kyle Preston, Vice President, Investor Relations, TEL (403) 269-4884 | IR TOLL FREE 1-866-895-8101 | investor_relations@vermilionenergy.com | www.vermilionenergy.com

CO: Vermilion Energy Inc.

CNW 08:00e 15-APR-20